Filed by Brio Software, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Brio Software, Inc.

Commission File No.: 000-23997

On July 23, 2003, Brio Software, Inc. held its earnings conference call for financial analysts at 5 p.m. Eastern to discuss the results of its fiscal Q1. The transcript of the conference call follows:

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CCBN StreetEvents        >>>

CCBN StreetEvents Conference Call Transcript

BRIO—Q1 2004 Brio Software Earnings Conference Call

Event Date/Time: Jul. 23. 2003 / 2:00PM PT

Event Duration: N/A

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BRIO - Q1 2004 Brio Software Earnings Conference Call

CONFERENCE CALL PARTICIPANTS

CRAIG COLLINS

BRIO—CFO

CRAIG BRENNAN

BRIO

PRESENTATION

Operator

Good afternoon. My name is Stephanie and I will be your conference facilitator today. At this time I would like to welcome everyone to the Brio Software quarter one 2004 earnings conference call. (CALLER INSTRUCTIONS) Mr. Brennan, you may begin your conference.

CRAIG BRENNAN - BRIO

Good afternoon and thank you for joining us today. We’re very excited today to talk to you about what we believe will be a great combination in Hyperion and Brio Software. In addition, we will review our fiscal Q1 quarter end results. I hope you all have seen the press releases that we issued this afternoon. In addition to our quarterly earnings release, we have also issued a release than announces Hyperion’s intention to acquire Brio. You can access all this material in the Investor Relations section of our website at www.Brio.com. With me today as usual is Craig Collins, our Chief Financial Officer.

Today is a very exciting and important day for both Hyperion and Brio. We announced this morning that we have signed a definitive agreement to be acquired by Hyperion. This acquisition will bring together the leader in business performance management solutions with Brio’s strength in ease-of-use enterprise scale business intelligence tools. The combination will propel Hyperion into the biggest business performance management company, and will enable it to offer customers the industry’s most complete set of solutions. Most importantly, this acquisition is about complement and opportunity. I will be back to speak more about this acquisition, but first Craig Collins will walk you through the acquisition details and the results for our fiscal Q1.

CRAIG COLLINS - BRIO - CFO

Thanks, Craig. Before we begin, let me remind you that the matters discussed on this conference call regarding our future sales efforts, cost containment measures, beliefs, expectations, goals, financial performance and future strategies are forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933 as amended, and Section 21 E of the Securities Exchange Act of 1934 as amended. Such statements are subject to risks and uncertainties that could cause actual results to differ maturely from those anticipated. Such risks and uncertainties include, but are not limited to, absence of improvement in the economy, absence of our slower than expected growth of the business performance software market, changes in business strategy, risks of the merger transaction, the realization of operating efficiencies for many of the workforce reduction

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BRIO - Q1 2004 Brio Software Earnings Conference Call

measures, changes to the budget reductions, as well as Brio’s future product direction and general economic conditions. For a more complete discussion of risk factors that could affect Brio’s current and future operating results, see the discussion in Brio’s reports filed with the SEC from time to time, including but not limited to, Brio’s annual report on Form 10-K for the year ended March 31st, 2003 filed with the SEC on June 30th, 2003.

We will be using non-GAAP financial measures in this conference call. For a reconciliation of these financial measures, please see our website at WWW.Brio.com under Company Investor Relations. For a transcript of this conference call, which will be available within 24 hours, please see our website at www.Brio.com under Company Investor Relations Audio Archives. In accordance with Regulation G the presentation of the non-GAAP financial measures is not meant to be considered in isolation, nor as a substitute for the Company’s financial results prepared in accordance with GAAP.

And now on to some details regarding our combination with Hyperion. This is a part stock, part cash transaction. Brio shareholders will receive a combination of .109 of a share of Hyperion common stock, and 36.3 cents of cash for each share of Brio common stock. Based on Hyperion’s closing stock price of $28.18 on July 26 (inaudible), the transaction is valued at approximately $142 million. Brio shareholders will own approximately 10.5 percent of Hyperion post closing. The Hyperion Board is also authorized a $125 million stock repurchase plan. The transaction is expected to close in the December 2000 quarter, and Hyperion anticipates that that the transaction will be accretive to earnings per share on a GAAP basis beginning in Hyperion’s June 2004 quarter.

As with a transaction such as this, the new co (ph) is expected to realize cost savings and are focused on achieving them as soon as practical. Our integration team is already in place and has already established some momentum. However, regulatory requirements limit our ability to comment specifically about our plans for products, employees and integration. In addition, we have entered into an OEM agreement. Under the terms of the agreement Hyperion will immediately begin reselling Brio’s enterprise reporting, query and analysis, and dashboard capabilities to Hyperion customers.

And now for the first quarter update. Revenues for the first quarter ended June 30, 2003 were 24.8 million, which is a decrease of approximately 5 percent compared to revenues of 26.1 million for the same quarter last year, and a decrease of 1.8 million or 7 percent sequentially. Our net loss for the first quarter of fiscal 2004, which includes 1.8 million in non-cash stock compensation charges and facility closure expenses, was 2.1 million or a loss of 5 cents per share.

Fully diluted weighted average shares outstanding were 38.4 million at the end of our fiscal 2004. The net loss figures for the first quarter ended June 30, 2003 include non-cash stock compensation charges of 1.6 million and facility closure expenses of $167,000. Our net loss, excluding the charges noted above (technical difficulty) or a loss of 1 cent per share.

License revenue for the quarter ended June 30, 2003 was 8.6 million, or 35 percent of total revenue, which is 3.5 million less than the same quarter last year, which amounts to a 29 percent decrease. Sequentially, license revenue decreased 22 percent or 2.4 million.

For Q1 fiscal 2004, North America which includes the U.S. and Canada, was 70 percent of total revenues compared to 74 percent a year ago. While international was 30 percent compared to 26 percent the same quarter a year ago. Total cost of revenues was 21 percent of total revenues for the first quarter fiscal 2004 compared to 18 percent a year ago. The total cost of revenues, excluding non-cash stock compensation charges, was 21 percent of total revenues for the first quarter of fiscal 2004 compared to 20 percent a year ago.

This quarter the total gross margin was 79 percent on a GAAP and pro forma basis. The total gross margin on licenses was 97 percent, which is the same as a year ago on both GAAP and pro forma basis. The gross margin on services was 69 percent this quarter, which is the same as a year ago. The gross margin on services, excluding non-cash stock compensation charges and benefits, was 70 percent this quarter compared to 66 percent a year ago for the same quarter. This continued improvement in service margins is a result of an increased focus on staffing and utilization within the services organizations.

Total operating expenses for the first quarter were 21.3 million. Included in operating expenses for the first quarter of fiscal 2004 was a 1.6 million non-cash stock compensation charge and $167,000 in facilities closure expenses that relate to the accretion expense associated with the closure of the two floors at our Santa Clara headquarters during the fourth quarter of fiscal 2003. Total operating expenses, excluding the charges noted above for the first quarter of fiscal 2004, and any non-cash stock compensation benefit, severance and related benefit expenses and facility closure expenses recorded in the same quarter a year ago and last year, were 19.7 million, down 2.5 million or 11 percent compared to the 22.2 million for the same quarter last year, and down 1.4 million or 7 percent compared to 21.2 million last quarter.

Research and development expenses, excluding the non-cash stock compensation charges, were 5 million compared to 5.7 million a year ago and 5.8 million last quarter. And this is primarily reflective of our offshore program. Sales and marketing expenses, excluding non-cash stock compensation charges, were 11.7 million compared to 12.7 million for the same quarter last year, which is a decline of 8 percent, and down $555,000 from last quarter. G&A expenses, once again excluding non-cash stock comp charges, was 3 million for the first quarter compared to 2.9 million for the same

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BRIO - Q1 2004 Brio Software Earnings Conference Call

quarter last year, which is an increase of 4 percent, and down $55,000 from last quarter.

In Q1 we booked 34 deals of $100,000 or more. This is a decrease of 10 or 23 percent from the prior quarter. This we believe reflects continued conservative capital spending in IT, specific weakness in North America due to unanticipated Q4, Q1 transition issues that Craig will discuss later and the sales force, and deferral of specific deals where customers required all platforms of UNIX on our Brio 8 product. Because we could not HP UX in this particular quarter, all such revenue was deferred. More deals were pushed. We recorded no deals in excess of $1 million. And indirect license revenues for Q1 of fiscal ‘04 were approximately 42 percent of total license revenues, and this is up from 38 percent the previous quarter.

At the end of Q1, we had 493 total employees, and 77 quota carrying reps. We ended the quarter with cash, cash equivalents and short-term investments of 29.6 million. And this balance includes borrowings of 2.5 million, leaving net cash at 27.1 million. Cash flow generated from operations was 1.6 million. And cash described as used in operations was as follows, a 3.6 million decline in AR, as related to improved collections and the impact of slightly lower revenues; a $312,000 decrease in prepaid expenses; other current assets and non-current assets due to lower spending, offset by a decrease of 2.5 million related to lower AP accrued liabilities and long-term liabilities.

During the quarter we had capital expenditures of $186,000. And as usual this is primarily for additional computer equipment and IT infrastructure. We paid down $417,000 of term debt. The accounts receivable balance at the end of the first quarter of fiscal 2004 was 14.8 million for the resulting DSO of 54 days. This is compared to 62 days last quarter. The decrease in DSO was primarily driven by improved collections, but was also affected by linearity during the quarter. Our target going forward is anticipated to remain within this range of 55 to 65 days primarily, and the varys generally due to the timing of large maintenance contracts and when they are booked.

Now I will turn it back over to Craig for more a thorough description of the acquisition and more detail on the quarter.

CRAIG BRENNAN - BRIO

Thanks, Craig. Our vision for more than two years has been to provide customers breakthrough business performance throughout the organization from executives to power users, IT personnel and on to knowledge workers everywhere. By combining with Hyperion we will advance the power and reach of our products beyond the departmental scale and beyond traditional BI tool sales in a way that incorporates a unified process and approach to business performance management. Together, we will reach thousands and tens of thousands of workers in all corners of the enterprise with the broadest tool and solution set in the industry. All nicely united under the common banner of business performance management.

The acquisition will combine the power of Hyperion applications with Brio’s strength and ability to do enterprisewide reporting and analysis. It will enable Hyperion to fill a gap in its offerings with Brio’s award-winning products. Hyperion recognizes that Brio 8 represents the broadest and most highly integrated suite of BI tools in the industry. They also recognize that Brio’s FQR is the standard for enterprise reporting with over 35,000 developers worldwide.

Lastly, Hyperion recognizes that Brio Metrics Builder is the industry’s most advanced environment for creating, configuring and delivering metrics that govern company performance. We are all thrilled with that this combination provides the highest degree of complement and opportunity for Brio’s shareholders, our customers, partners and our employees.

Let me spend a few minutes describing this complement and opportunity, and let me begin with opportunity. This acquisition is very important because it enables the combined Company to expand its addressable market in the fastest growth areas of software, business intelligence and business performance management. With Brio’s toolset, Hyperion expects to capture customers earlier in the adoption cycle when their needs grow from simple reporting against transactional systems to dynamic performance moderating of key operational measures, all the way to KPI based, key performance indicators, dashboarding. We expect that Brio’s improved corporate viability as a result of the acquisition will accelerate the adoption or Brio’s products.

It is important to note that Brio and Hyperion have been technology partners since 1996. The integration that already exists between the Brio Performance Suite and Hyperion Essbase provides out of the box value for our customers and partners. So we believe the upsell and cross sell possibilities simply within the combined Company’s enormous installed base of customers are significant.

Lastly, Hyperion can dramatically improve the reach of Brio’s products through the strength of its partner network and distribution channels. This is an opportunity that we believe we are eager to exploit early in the cycle as a combined Company.

Now I would like to talk about the remarkable complement this acquisition represents. The two companies possess highly complementary product lines, customer reach and go to market methodologies and organization and operational approaches. First the complementary product lines. Brio’s tools fill an important product gap in Hyperion’s VPM platform. We provide award-winning ad-hoc query and analysis, as well as enterprise reporting capabilities. This furthers their vision of a start anywhere approach to business performance management. Further, Brio’s tools are widely considered as the easiest to use, install, manage and

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progressively deploy in the industry. Hyperion knows that this end-to-end ease-of-use advantage is probably the most important factor in placing business performance software on every desktop in the enterprise. Lastly, the domain knowledge, process understanding and service sales of Hyperion will make Brio’s full product line more potent and profitable in the marketplace.

Second, complementary customer reach and go to market methodologies. The two companies have very strong customer foundations. Hyperion currently serves 6000 customers worldwide, 88 of the Fortune 100. And Brio serves over 10,000 customers worldwide, 75 out of a 100 on the Fortune list. Together, we are practically in every major organization in the world. And we intend to use this broad customer base to expand sales of the complete resulting VPM product line.

Also important is the fact that Hyperion’s go to market strength lies mainly with the line of business audience, the finance department and CFOs especially, complementing that is Brio’s strength in selling and marketing to the business analysts and IT audience, where the technical decisions are commonly made. Together, we have an ideal go to market acumen. We fully expect current joint opt (ph) companies like Wells Fargo, Intuit, Pfizer, Motorola and Toyota to respond very favorably to the benefits that will be derived from this combination.

Third, complementary organization and operational approaches. Together Brio and Hyperion can create tremendous operational synergies. We process complementary geographic successes in our primary sales regions of North America, AMEA and Asia-Pacific. We share West Coast headquarters and cultures that should enable swift integration. Even our global facility maps are remarkably similar. All up this points to outstanding possibility for efficient and quick integration.

Lastly, we believe the resulting company’s size and market leadership role will be significant in increasing the consideration adoption rate of Brio’s award-winning and advanced product line. We’ve never been more confident in the competitiveness of our product lines, and this combined will help more customers everywhere see the amazing benefit of Brio’s tools.

So the announcement of this acquisition marks an important date in Brio’s history. This is the date with a tremendous complement and opportunity of this well crafted combination begins. I will be eager to provide updates as necessary and appropriate on the plans in pursuit of combining these two fine companies.

Next, we will close our first fiscal quarter on June 30th, and so I want to spend a few minutes explaining our performance and operational results. In Q1, we had both positive and disappointing results. Let me begin with the reasons for not achieving our plan, and then move onto some of the positive results for the quarter. The first challenge we faced as we continue to launch Brio 8 was the change in how our partners and salesforce sells and how our customers buy Brio 8.

Let me explain, Brio 8 has both new and enhanced capabilities compared to previous products. For example, zero footprint thin client for the enterprise and role based security. While we are seeing lots of enthusiasm and interest for Brio 8, Brio weighed is modifying how we and our partners sell and how our customers buy product Brio products. For example, our deal size increased in Q1 in both North America field and TeleSales teams, requiring additional consideration time in approval processes with our customers.

In addition, our biggest customers prefer to develop a migration plan to move to Brio 8 primarily because of the scale at which they want to deploy. This does add a bit more time in selling and buying process, although it does contain benefits that I will mention in a minute.

The second challenge we faced was on the staggered platform release of Brio 8. As we mentioned in previous calls, our strategy was first to release Brio 8, the Windows operating system, then roll out Solaris support, followed by HP UX, then AIX, and finally UNIX support SQR. But based on what we thought was valid customer feedback, we flipped the order releasing AIX ahead of HP UX. In the meantime, however, we won a few key deals on HP UX that we could not recognize in Q1. Brio 8 will be available on all platforms, by the way, this quarter.

The third challenge was related to the typical issues faced when moving from Q4 into a new fiscal year with account assignment changes, getting a few new reps up to speed, etc. These three challenge combined reduced our license revenues for the quarter. We took immediate action to address these issues and better adjust to the changes in selling Brio 8. In addition, as mentioned, we will launch all remaining Brio 8 platforms this quarter, which eliminates the issue of booking a platform that does has not been generally released.

On a more positive note, we’re encouraged by several key factors in Q1. Our sales pipeline has grown as more customers learn about Brio 8. Our AMEA and capj (ph) had very successful Brio 8 launches with hundreds of customers in EMEA and several thousand in capj attending these events. Our service revenues grew. We generated positive cash flow from operations. And with our disciplined cost management, we were within our bottom-line earnings guidance.

Also on a positive note, we’re pleased this quarter to have earned new business with some important global customers. And they include Gaboder (ph) Heideman in Germany, Scargopa (ph) down in Latin America, Senus (ph), the Fidelity National Information solutions, Kelly Services, the state of Washington Administration Office of the Courts, and two large U.S. government departments where Brio is working with Accenture. It is this caliber of

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customer that fuels our confidence in succeeding this quarter and turning our attention to the important market of integration.

Once again, we’re very excited about today’s announcement and we would be eager to answer your questions. Thank you. Operator, we’re now prepared to take questions.

QUESTION AND ANSWER

Operator

(CALLER INSTRUCTIONS) At this time there are no questions.

CRAIG BRENNAN - BRIO

Operator?

Operator

At this time there are no questions.

CRAIG BRENNAN - BRIO

We definitely — could you please check the technology, because we fully expect lots of questions.

Operator

(CALLER INSTRUCTIONS) At this time, there are no questions.

CRAIG BRENNAN - BRIO

Okay. We will end the call. Thank you for attending our conference call.

Operator

This concludes today’s conference call. You may now disconnect.

(CONFERENCE CALL CONCLUDED)

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BRIO - Q1 2004 Brio Software Earnings Conference Call

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